ProLogis
4545 Airport Way
Denver, CO 80239
September 21, 2007
VIA EDGAR
Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ProLogis Definitive 14A Filed April 3, 2007 File No. 001-12846
Dear Ms. Gowetski:
               We are writing in response to your letter dated August 21, 2007, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Definitive Proxy Statement of ProLogis (the “Company”) filed with the Securities and Exchange Commission on April 3, 2007. We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.
Compensation Discussion and Analysis, page 13
1.	Please provide analysis of how the committee determined specific levels of compensation and how decisions regarding each component of compensation affected determinations regarding other elements. See Item 402(b)(1) of Regulation S-K. For example, we note the absence of disclosure relating to how you arrived at and why you paid the compensation awarded as cash bonuses and little disclosure relating to how you determined specific equity awards. Further, your disclosure on page 17 indicates that the committee considered a number of factors or achievements in setting compensation policies and awards in 2006 yet there is minimal substantial analysis or insight into how the committee weighed these factors in making payout determinations for 2006. Please provide a complete analysis of the factors considered by the committee in ultimately approving specific pieces of each named executive officer’s compensation package and analyze the reasons why the committee believes that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions.

As indicated on pages 16 and 17 of the Company’s proxy statement, multiple Company and individual performance factors were considered in determining compensation amounts. The Company performance factors considered by the compensation committee included the significant operational and financial achievements listed on page 17 of the Company’s proxy statement, as well as a comparison of certain Company financial data (including funds from operations, funds from operations per share growth and return on invested capital) to a listed group of comparison companies. Also, as stated on page 17 of the Company’s proxy statement, the committee considered the compensation practices of a specified group of comparison companies. Furthermore, the compensation committee considered the amount and mix of compensation payable to the Company’s other executives when it determined appropriate compensation for a specific individual. These factors were considered as a whole without specific weighting of such factors. The compensation committee did not rely on the achievement of specific performance targets or on formulas (other than for contingent performance share award payouts) in determining the amount or mix of compensation, although the committee (i) typically looks at mid-market compensation levels for similarly situated executives as a frame of reference for its analysis, (ii) generally believes that base salary should be paid at mid-market levels, and (iii) believes that a greater portion of total compensation should consist of long-term equity compensation as an executive’s level of responsibility increases. The compensation committee subjectively evaluated all of such factors and relied on its judgment to determine the amount and mix of compensation that it believed appropriate in light of such evaluation and the Company’s compensation philosophy as stated on page 13 of the Company’s proxy statement. As indicated on page 16 of the Company’s proxy statement, the allocation of equity incentive compensation between share options, restricted share units and contingent performance shares was approximately one third each based on the committee’s belief that this mix promotes the objectives of long-term shareholder value creation and executive officer retention. As indicated on page 15 of the Company’s proxy statement, some elements of Mr. Antenucci’s compensation are affected by the terms of his employment agreement. Mr. Antenucci had an employment agreement with Catellus prior to Catellus’ merger with the Company in 2005. The Company entered into a similar employment agreement with Mr. Antenucci primarily in order to assure the Company of the continuity of his services. The Company will clarify these matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed.
Compensation Elements for Executive Officers, page 14
2.	We note that you grant contingent performance shares. We further note that the company’s performance over a performance period is measured by comparing your total shareholder return to the fifty largest by market capitalization equity real estate investment trusts listed in the National Association of Real Estate Investment Trust’s published index as of the beginning of the performance period. Please revise your disclosure to identify these equity real estate investment trusts.
In future filings, the Company will revise its disclosure to identify the companies included in the composite computation of total shareholder return against which its performance is measured in determining the amount of contingent performance shares to be issued over a specified performance period.
3.	Provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. McDaniel. See Item  402(b)(2)(vii) of Regulation S-K.
As noted in response to comment no. 1, individual performance was one of the factors the compensation committee considered in determining the amount and mix of compensation. The individual performance elements considered by the committee are described on the bottom of page 16 and the top of page 17 of the Company’s proxy statement. The committee also considered the impact of the individual executives and the executive group as a whole on the financial and operating achievements listed on page 17. These performance elements were considered as a whole with the other factors mentioned in response to comment no. 1 without specific weighting of such factors. As the Company’s compensation policies and procedures were materially similar for all named executive officers (except for the CEO’s recommendations on compensation for executives other than himself as described on page 18 of the Company’s proxy statement and in response to comment no. 6), the Company did not, in accordance with the last paragraph of Section II.B.1 of Securities Act release No. 8732A, discuss such policies and procedures separately for each named executive officer. The Company will clarify these matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed.
Please note that the Mr. McDaniel referred to in the third sentence of this comment is not an employee of the Company.
4.	You state on page 14 that cash bonuses are generally targeted at mid-market levels, but are ultimately based on both individual and company performance for the year. We also note that performance share awards were earned based upon certain specified performance criteria, established in advance, for each executive and employee eligible. Please disclose the specific items of company performance and how your incentive awards are specifically structured around such performance goals. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b).
In September 2004, the Company’s named executive officers and certain other officers were granted performance share awards relating to the Company’s 2005 fiscal year. A target number of performance shares for each relevant officer was established at the grant date and the officer could earn between 0% and 200% of such targeted number of performance shares. The number of performance shares ultimately awarded on December 31, 2005 was based on Company and individual performance for 2005 as subjectively determined by the compensation committee. In general, Company performance for 2005 was weighted between 50% and 75% and individual performance for 2005 was weighted between 25% and 50% in determining the ultimate number of performance shares awarded. The Company performance criteria consisted of two financial measures (i) funds from operations per share (as defined by the Company) and (ii) return on invested capital. The actual number of performance shares awarded was determined subjectively by the compensation committee based upon its judgment of (i) Company funds from operations per share growth as compared to the comparison group companies mentioned on page 17 of the Company’s proxy statement, (ii) to a lesser extent, Company funds from operations per share as compared to budgeted amounts at the beginning of 2005, (iii) the Company’s return on invested capital as compared to the comparison group companies mentioned on page 17 of the Company’s proxy statement , and (iv) individual performance based on the criteria described on the bottom of page 16 and the top of page 17 of the Company’s proxy statement. The ultimate number of performance shares awarded in 2005 for each named executive officer was 100% of the target number of performance shares established on the grant date. These performance shares vest over a two-year period that ends on December 31, 2007. The 2005 grants of performance shares were the last such grants made of this type of equity award. A discussion of these awards was included in the compensation discussion in the Company’s proxy statement because, although the awards were earned on December 31, 2005, the vesting period associated with these awards continues through 2007. As the number of performance shares ultimately awarded is based upon the compensation committee’s judgment of the mentioned Company and individual performance factors rather than mathematically based upon the achievement of specific targets, there are no performance targets to disclose. The Company will clarify these matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed.
The Company’s cash bonuses and other equity incentive awards are not formulaic (other than contingent performance share award payouts as described on page 14 of the Company’s proxy statement and in response to comment no. 2) or tied to the achievement of specific performance goals or targets. As indicated on pages 16 and 17 of the Company’s proxy statement and as further explained in response to comment no. 1, multiple Company and individual performance factors were considered by the compensation committee in determining compensation amounts that the committee considered appropriate and consistent with the Company’s compensation philosophy. The Company will clarify these matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed.
5.	To the extent that it is appropriate to omit specific targets, you must provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Please provide appropriate contextual detail that will give investors a meaningful understanding of the degree to which determination of performance objectives was predicated upon a likelihood that a portion of the incentive payments would be awarded.
As indicated in response to comment no. 1, the Company did not rely on the achievement of specific performance targets in determining the amount or mix of compensation. The Company will clarify these matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed.

How Executive Pay Levels are Determined, page 16
6.	We note that the compensation arrangements for all named executive officers, except for the CEO, are based in part upon on the recommendations of the CEO to the compensation committee. Please expand the disclosure relating to the CEO’s crafting of compensation packages. Please refer to Item 402(b)(2)(xv) of Regulation S-K.
As stated on page 18 of the Company’s proxy statement, the CEO made recommendations to the compensation committee concerning compensation (other than his own) and discussed the performance of the Company and the Company’s executive and senior officers (other than his own performance) with the committee. The CEO attended the meetings of the compensation committee at which compensation matters (excluding his own compensation) were discussed. The CEO reviewed the report prepared by the independent compensation consultant retained by the committee and had the ability to discuss such report with both the consultant and the committee. The CEO’s compensation recommendations and performance discussions were among the factors considered by the committee in determining the amount and mix of compensation. As indicated in response to comment no. 1, the committee considered the various performance factors as a whole without specific weighting of individual factors. The Company will clarify these matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed.
7.	With respect to your benchmarking activities, if you have benchmarked different elements of your compensation against a subset of the peer group set forth on page 17 or a different group of companies than those disclosed, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation. Your disclosure should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.
As indicated on page 17 of the Company’s proxy statement, one of the factors that the compensation committee considered in determining the amount and mix of compensation is the compensation practices of a group of public real estate investment trusts that compete with the company for investor capital, business, and executive talent. The committee regularly evaluates the appropriate companies to include in the comparison group as the Company’s business evolves and the competition for talent changes. The committee did not compare different elements of Company compensation against a subset of the comparison group. Due to a lack of relevant publicly available data, the compensation of (i) Mr. Rakowich was compared to 11 of the 15 companies in the comparison group, (ii) Mr. Antenucci was compared to 10 of the 15 companies in the comparison group, (iii) Ms. Bokides was compared to 13 of the 15 companies in the comparison group, and (iv) Mr. Nekritz was compared to 5 of the 15 companies in the comparison group. Due to the more limited comparative data available with respect to Mr. Nekritz, his compensation was also compared to legal compensation surveys prepared in 2006 by Hewitt Associates, Towers Perrin and the National Association of Real Estate Investment Trusts for companies having comparable revenues or market capitalizations to the Company. The Hewitt Associates, Towers Perrin and National Association of Real Estate Investment Trusts survey data was presented to the committee in summary fashion by the independent compensation consultant and the committee did not see the names of the companies that participated in such surveys. As indicated in response to comment no. 1, although the compensation committee looked at mid-market compensation levels for similarly situated executives at the comparison group companies as a frame of reference for its compensation analysis, the committee did not maintain a target percentile (other than for base salary which is targeted and generally paid at mid-market levels) within the peer group in making overall compensation decisions.
The Company does not believe that disclosure of the compensation percentiles within the peer group is required, meaningful or material to investors because (i) the committee did not maintain a target percentile within the peer group in making compensation decisions (except for base salary which was targeted and generally paid at mid-market levels) and (ii) the comparative compensation data is only one of numerous factors considered by the committee without specific weighting of such factors.
The Company will clarify these matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed, although the Company does not plan to disclose compensation percentiles within the peer group for the reasons specified above.
Summary Compensation Table for Fiscal Year 2006, page 19
8.	Your use of extensive footnoting to the summary compensation table and other tables required by Item 402 of Regulation S-K impairs the readability of your disclosure. Please consider whether this information can be concentrated into several key material concepts that are readily understandable and that fit within your overall compensation discussion. See Section VI of Commission Release 33-8732A.
The Company will consider the Staff’s comment when preparing the tables and narrative discussions in its future filings. Specifically, the Company will consider utilizing tables to provide information that is relevant for each of the named executive officers and the elimination of information in the footnotes that is duplicative with information included in other parts of the compensation discussion.
Non-Qualified Deferred Compensation for Fiscal Year 2006, page 28
9.	We note the disclosure relating to earnings based upon the performance of an array of hypothetical investment funds that mirror the investment funds available to participants in your 401(k) Plan. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

In future filings the Company will expand its disclosure with respect to the measures for calculating the earnings under its nonqualified deferred compensation plan to include specific information related to the returns earned by the various investment funds available to participants.
Potential Payments upon Termination or Change in Control, page 30
10.	We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.
In evaluating the need for and the structure of the executive protection agreements and the related provisions of Mr. Antenucci’s employment agreement described on pages 30-33 of the Company’s proxy statement, the compensation committee considered the practices of similar companies in the market for executive talent (as provided by the committee’s independent compensation consultant). The committee concluded that agreements of this type would provide the Company a competitive advantage in attracting and retaining highly competent executives — one of the primary goals of the Company’s compensation philosophy. The objectives of the change in control provisions in the agreements are also intended to serve the interests of the Company’s shareholders by (i) providing for the continuity of the services of the executives during a threatened or actual change in control, (ii) increasing the objectivity of the executives in analyzing a proposed change in control and advising the board of trustees whether such a proposal is in the best interests of the Company and its shareholders, (iii) retaining the executive’s best efforts over a change in control transition period and providing an incentive to complete the change in control transaction and (iv) treating executives fairly by alleviating concerns regarding continued employment. The “double-trigger” (i.e., a change in control and a termination of employment) structure of the change in control payment and the payout amounts were designed with input from the committee’s independent compensation consultant to be, in the judgment of the committee, fair and reasonable in light of market compensation practices and the Company’s compensation philosophy. The potential payments under these agreements did not materially affect decisions concerning other compensation elements.
The provisions of Mr. Antenucci’s employment agreement relating to involuntary termination without cause or voluntary termination for good reason were part of Mr. Antenucci’s employment agreement with Catellus prior to Catellus’ merger with the Company in 2005. Such provisions were retained in his employment agreement with the Company in order to retain his continued service with the Company.
The Company will clarify these matters in future filings based on the specific facts and circumstances that apply to the year for the decisions that are being discussed.

Trustee Compensation for Fiscal Year 2006, page 34
11.	For each trustee, disclose by footnote to the stock awards column of the trustee compensation table the grant date fair value of each stock award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
The amount in the stock awards column of the trustee compensation table represented the grant date fair value of the 2006 stock award. The grant date fair value was also the amount of computed expense for 2006 under FAS 123R because the DSUs granted to the trustees are fully vested upon grant. In future filings, the Company will revise the footnote to this column to clarify this point based on the specific facts and circumstances that apply to the year for the decisions that are being discussed.
* * * * *
               The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
               Please contact the undersigned at (303) 567-5344 if you have any questions or require additional information.

Sincerely,
/s/ William E. Sullivan
William E. Sullivan
Chief Financial Officer

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